UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

March 28, 2012
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

     (e)   **Compensatory Arrangements of Certain Officers**

On March 28, 2012, the Compensation Committee of the Board of Directors of Stage Stores, Inc. (the "Company") recommended, and the Board of Directors approved, the parameters for the Company's 2012 Senior Executive Incentive Bonus Plan (the "2012 Bonus Plan") and considered and approved the annual cash incentive opportunities for Mr. Glazer, as our interim President and Chief Executive Officer, and for our currently employed Named Executive Officers for the Company's 2012 fiscal year as set forth in the table below.

A "Pre-Tax Earnings Parameter" of the bonus formula is weighted to determine sixty percent (60%) of the year-end bonus amount earned.

An "Individual Objectives Parameter" of the bonus formula is weighted to determine twenty percent (20%) of the year-end bonus amount earned and the measurement is based on four to six specific objectives related to the executive's area of responsibility which supports the Company's 2012 Financial Plan.

A "Comparable Store Sales Parameter" of the bonus formula is weighted to determine twenty percent (20%) of the year-end bonus amount earned and the measurement is based on fiscal year-end comparable store sales percent change, compared to the Company's 2012 Performance Group, as identified in the Company's 2012 Proxy Statement.

Under the 2012 Bonus Plan, the potential bonus payout, as a percentage of Mr. Glazer's and each currently employed Named Executive Officer's base salary at April 1, 2012, is as follows:

Executive/Title	Base Salary($)	Bonus Range % (1) (Threshold/Target/Maximum)	Bonus Range $ (2) (Threshold/Target/Maximum)
Michael Glazer President and Chief Executive Officer (3)	850,000	N/A	N/A
Edward Record Chief Operating Officer	585,000	28-70-140	163,800-409,500-819,000
Oded Shein Executive Vice President, Chief Financial Officer	355,000	20-50-100	71,000-177,500-355,000
Steven Hunter Executive Vice President, Chief Information Officer	405,000	20-50-100	81,000-202,500-405,000

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(1)   Percentage of base salary

(2)   Amount to be paid will depend upon the extent to which the Company achieves the Pre-Tax Earnings, Individual Objectives and Comparable Store Sales parameters established by the Board of Directors. Actual bonus payments will be prorated for Pre-Tax Earnings results between the threshold and maximum levels. In order to earn any portion of the Comparable Store Sales payout, the Company must achieve 75% of the Pre-Tax Earnings target level.

(3)   As he is President and Chief Executive Officer on an interim basis, it is not currently anticipated that Mr. Glazer will participate in the 2012 Bonus Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

April 3, 2012   /s/ Oded Shein
  (Date)   Oded Shein
                                                   Chief Financial Officer